# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEW ERA HELIUM INC., CIK 0002028336
CUSIP: 64428N109
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 4501 Santa Rosa Drive, Midland, Texas (TX), 79707
Date of event which requires filing of this statement: 12/09/2024
Filed by CIK 0002048827
Persons authorized to receive notices and communications: E WILL GRAY, 4501 Santa Rosa Drive, Midland, Texas (TX), 79707, 432-695-6997

## Reporting persons
- Pecos Slope Holdings LLC (CIK 0002048827): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 879,819; shared voting power 0; sole dispositive power 879,819; shared dispositive power 0; aggregate amount beneficially owned 879,819 (6.68% of the class)
  Comment: Based on 13,165,152 outstanding Common Stock as of December 16, 2024.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Name of issuer: NEW ERA HELIUM INC.
Address of issuer's principal executive offices: 4501 Santa Rosa Drive, Midland, Texas (TX), 79707

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of Pecos Slope Holdings LLC ("Pecos"). E. Will Gray II ("Mr. Gray") is the manager and sole shareholder of Pecos and exercises voting and dispositive control over the Common Stock registered in the name of Pecos.
Residence or business address: The principal business address of the Pecos is 4501 Santa Rosa Drive, Midland, TX 79707.
Present principal occupation or employment: The principal business of Pecos is oil and gas resources.
Criminal convictions in the last five years: During the last five years, neither Pecos nor Mr. Gray has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Pecos nor Mr. Gray has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Pecos is organized under the laws of Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Pecos received 879,819 shares as consideration for services previously provided to the Company.

## Item 4. Purpose of Transaction
Purpose of transaction: Other than as described therein, or as described under Item 5 below, Pecos does not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Pecos may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pecos beneficially own 6.68% of the Issuer's Common Stock as of this date. Mr. Gray controls Pecos. The power to vote or dispose of the shares beneficially owned by Mr. Gray is not shared.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which Pecos has:
Sole power to vote or to direct vote: 879,819.
Shared power to vote or to direct the vote: 0.
Sole power to dispose or to direct the disposition of: 879,819.
Shared power to dispose or to direct the disposition of: 0.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Pecos Slope Holdings LLC: /s/ E. Will Gray II, E. Will Gray II, Manager (12/16/2024)